UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 03, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays announces further Non-Core disposals  - dated 03 September 2015

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 03, 2015

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 03, 2015
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

02 September 2015

Barclays PLC

Barclays announces further Non-Core disposals

Barclays Bank PLC ("Barclays") has today agreed to sell its Retail Banking, Wealth and Investment Management businesses and part of its Corporate Banking business in Portugal which serves small and medium-sized enterprises (the "Portuguese Businesses") to Bankinter, S.A. ("Bankinter"). It has also agreed to sell its insurance business in Portugal to Bankinter Seguros de Vida, S.A. Seguros y Reaseguros ("Bankinter Vida"), which operates an insurance joint-venture with Mapfre, S.A.

Barclays will continue to operate Barclaycard, investment banking and multinational corporate banking in Portugal.

The financial impacts of this transaction on Barclays are dependent, among other things, on the profitability of the businesses and foreign exchange movements up to completion. The current estimate is that the transaction will result in a pro forma decrease in risk weighted assets of approximately £1.7bn on completion, along with a loss after tax of approximately £200m, part of which will be booked in Q3 2015. The transaction is expected to result in a small increase in Barclays CET1 Ratio, while tangible net asset value is expected to slightly decrease.

On completion, it is expected that approximately 1,000 Barclays banking and insurance employees, and 84 branches, will transfer to Bankinter and Bankinter Vida. Completion is subject to, among other things, regulatory approvals, and is expected to occur in Q1 2016.

John McFarlane, Barclays Chairman, said: "I am pleased to be announcing further reductions in Barclays Non-Core through the transactions announced today. We remain on track to rebalance Barclays as part of our strategy to deliver sustainable returns for our shareholders.

I want to take this opportunity to thank our Portuguese colleagues in the businesses we are selling for their hard work and professionalism which has built strong customer and client relationships over many years and has made these businesses so attractive to Bankinter and Bankinter Vida.  We will continue to operate our Barclaycard, investment banking businesses and service our multinational corporate clients in Portugal. We believe these are areas where we continue to have a competitive advantage."

- Ends -

For further information, please contact:

Barclays
Investor Relations                                                            Media Relations
Kathryn McLeland                                                           Candice Macdonald
+44 (0) 20 7116 4943                                                         +44 (0)20 7116 4755

About Barclays

Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.home.barclays

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This document may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Generally, the words ''will'', ''may'', ''should'', ''continue'', ''believes'', ''expects'', ''intends'', ''anticipates'', "plans" or similar expressions that are predictive or indicative of future events identify forward-looking statements. These statements are based on the current expectations of management and are naturally subject to risks, uncertainties and changes in circumstances. Undue reliance should not be placed on any such statements because, by their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, many of which are outside the control of Barclays and its Directors, that could cause actual results, and management's plans and objectives, to differ materially from those expressed or implied in the forward-looking statements. As such, forward-looking statements are no guarantee of future performance.

There are several factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive, market and regulatory environment, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.

Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Barclays does not undertake any obligation (except as required by requirements of the UK Listing Authority or any other legal or regulatory requirement) to revise or update any forward-looking statement contained in this document, regardless of whether that statement is affected as a result of new information, future events or otherwise.

No statement in this document is intended as a profit forecast and no statement in this document should be interpreted to mean that the earnings per Share for the current or future years would necessarily match or exceed the historical published earnings per Share.